SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2014
WASH, D.C.
201

14041356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66733

tj 8/27/14

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Fig Group, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3710 Rawlins #975
(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/26/14

OATH OR AFFIRMATION

I, Emily Messerschmitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of The Fig Group, L.L.C., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

JAMIE ANN PILAND
Notary Public, State of Texas
My Commission Expires
May 09, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE FIG GROUP, L.L.C.

Report Pursuant to Rule 17a-5(d)

Year Ended June 30, 2014

CF ACCOUNTANTS CONSULTANTS

THE FIG GROUP, L.L.C.

Report Pursuant to Rule 17a-5(d)

Year Ended June 30, 2014

THE FIG GROUP, L.L.C.

CONTENTS

		PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN MEMBERS' EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO THE FINANCIAL STATEMENTS		7 -8
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10 - 11
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT		14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
The Fig Group, L.L.C.

We have audited the accompanying statement of financial condition of The Fig Group, L.L.C. (the "Company") as of June 30, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fig Group, L.L.C. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I and II (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of the Company's financial statements which are presented in the Company's June 30, 2014 Annual Report. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in accordance with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
August 15, 2014

THE FIG GROUP, L.L.C.
Statement of Financial Condition
June 30, 2014

ASSETS

Cash	$	9,172
Receivable from broker-dealer		30,000
Due from broker-dealer		9,972
Other assets		481
	$	49,625

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	4,648
Accrued expenses and other liabilities		1,905
		6,553
Members' Equity		43,072
	$	49,625

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Income
For the Year Ended June 30, 2014

Revenues:	
Commission income	$ 209,731
Interest income	16
Other income	4,928
Total revenue	214,675
Expenses:	
Compensation and benefits	32,383
Commission expense	137,066
Occupancy and equipment costs	8,400
Regulatory fees and expenses	4,355
Other expenses	43,276
Total expenses	225,480
Net income (loss)	$ (10,805)

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended June 30, 2014

Balance at June 30, 2013	$ 53,877
Distribution	-0-
Net Income (Loss)	(10,805)
Balance at June 30, 2014	$ 43,072

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2014

Balance at June 30, 2013	$	-0-
Increases		-0-
Decreases		-0-
Balance at June 30, 2014	$	-0-

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Cash Flows
For the Year Ended June 30, 2014

Cash flows from operating activities		
Net income (loss)	$	(10,805)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in operating assets and liabilities:		
Increase in other assets		(381)
Decrease in due from broker-dealer		1,931
Decrease in accounts payable		(1,559)
Increase in accrued expenses and other liabilities		1,855
Net cash provided (used) by operating activities		(8,959)
Cash flows from investing activities		
Net cash provided (used) by investing activities		-0-
Cash flows from financing activities		
Net cash provided (used) by financing activities		-0-
Net decrease in cash		(8,959)
Cash at beginning of year		18,131
Cash at end of year	$	9,172

Supplemental schedule of cash flow information

Cash paid during the period for:		
Interest	$	-0-
Income taxes	$	-0-

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Notes to Financial Statements
June 30, 2014

Note 1 - Summary of Significant Accounting Policies

The Fig Group, L.L.C. (the "Company") was formed under the laws of the State of Texas. Offices of the Company are located in Dallas, Texas. The Company became effective May 11, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's business is conducted with customers located in the United States.

The Company's members have limited personal liability for the obligations or debts of the Company.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Receivable from broker-dealer and due from broker-dealer are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

The Company's net income is taxed at the member level rather than at the corporate level for federal income tax purposes. Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2014, the Company had net capital of approximately $42,591 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 2 - Net Capital Requirements, continued

Capital distributions to the Company's members can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the Company's board of directors are made to enable its members to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

The Company leases office space from one of its members. Rent expense for the year ended June 30, 2014 was $8,400.

Note 5 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2014

Schedule I

THE FIG GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2014

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$	43,072
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		43,072
Deductions and/or charges		
Non-allowable assets		
Other assets		(481)
Net capital before haircuts on securities positions		42,591
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital	$	42,591

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Liabilities		
Accounts payable	$	4,648
Accrued expenses and other liabilities		1,905
Total aggregate indebtedness	$	6,553

Schedule I (continued)

THE FIG GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6⅔% of total aggregate indebtedness)	$ 437
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 37,591
Excess net capital at 1000%	$ 41,936
Ratio: Aggregate indebtedness to net capital	.15 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

THE FIG GROUP, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Sterne Agee

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended June 30, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
The Fig Group, L.L.C.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* The Fig Group, L.L.C. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which The Fig Group, L.L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* The Fig Group, L.L.C. stated that The Fig Group, L.L.C. met the identified exemption provisions throughout the period from June 1, 2014 to June 30, 2014 without exception. The Fig Group, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Fig Group, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 15, 2014

THE FIG GROUP, LLC
Member FINRA & SIPC

July 15, 2014

To the best of our knowledge, The Fig Group, LLC, has met the specific exemption relied upon under Rule 15c3-3 (k) (ii) that all customer transactions are cleared through Sterne Agee and Leach on a fully disclosed basis for the period June 1, 2014 through June 30,2014 without exemption.

Thank you,

Emily S. Messerschmitt
President, CCO
The Fig Group, LLC

3710 Rawlins Street Suite 975 Dallas, Texas 75219
P: 214/273.3230 ■ F: 214/219.9600